FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of June, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)


NOTIFICATION OF MAJOR INTERESTS IN SHARES



Section 198 - Companies Act 1985



The Company was notified on 31 May 2006 that Barclays PLC, had a notifiable interest as at 25 May 2006 in 403,450,986 ordinary shares of US$0.50 each in HSBC Holdings plc, representing approximately 3.52% of the ordinary shares in issue.



A copy of the letter of notification, including a list of the registered holders of the shares where known, is quoted below.



N S Black
Assistant Secretary
HSBC Holdings plc




Letter to HSBC Holdings plc from Geoff Smith, Manager, Barclays Compliance, Barclays PLC


"Dear Sir


Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 25 May 2006 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 3.52%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 11,470,013,348 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7116 2913.


Yours faithfully


Geoff Smith



Enc."





                                       LEGAL ENTITY REPORT

HSBC HLDGS                                                                        SEDOL : 0540528

As at 25 May 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 403,450,986 ORD USD0.50(UK REG) representing 3.52% of the issued share capital of
11,470,013,348 units.


Legal Entity                                                        Holding       Percentage Held

Barclays Global Fund Advisors                                    35,113,754                0.3061
Barclays Global Investors Ltd                                   140,272,952                1.2230
Barclays Global Investors Canada Ltd                                725,387                0.0063
Barclays Bank Trust Company Ltd                                     256,485                0.0022
Barclays Global Investors Japan Trust & Banking                  13,066,844                0.1139
Barclays Private Bank and Trust Ltd                                  10,600                0.0001
Barclays Global Investors, N.A.                                 127,814,851                1.1143
Barclays Capital Inc                                              6,746,923                0.0588
Barclays Private Bank and Trust Ltd                                 632,295                0.0055
Gerrard Ltd                                                      16,954,150                0.1478
Barclays Global Investors Japan Ltd                               5,102,569                0.0445
Barclays Private Bank Ltd                                         2,244,021                0.0196
Barclays Private Bank and Trust Ltd                                  14,368                0.0001
Barclays Global Investors Australia Ltd                           4,467,801                0.0390
Barclays Private Bank and Trust Ltd                                   6,564                0.0001
Barclays Life Assurance Co Ltd                                   19,727,361                0.1720
Barclays Capital Securities Ltd                                  30,294,061                0.2641

Group Holding                                                   403,450,986                3.5174





                                     REGISTERED HOLDERS REPORT

HSBC HLDGS                                                                            SEDOL: 0540528

As at 25 May 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 403,450,986 ORD USD0.50(UK REG) representing 3.52% of the issued share capital of 11,470,013,348 units.


Registered Holder                                                            Account         Holding
                                                                         Designation

BANK OF IRELAND                                                               426353         179,946
BANK OF IRELAND                                                               426360         105,922
BANK OF NEW YORK                                                                             804,154
Barclays Bank PLC (Singapore)                                                                  6,564
BARCLAYS CAPITAL NOMINEES LIMITED                                                          8,807,975
BARCLAYS CAPITAL NOMINEES LIMITED                                                         21,136,086
BARCLAYS CAPITAL NOMINEES LIMITED                                                          5,594,028
Barclays Capital Securities Ltd.                                                             350,000
Barclays Capital Securities Ltd.                                                           1,152,895
Barclays Global Investors Canada                                                             725,387
Barclays Trust Co & Others                                                                    19,492
BARCLAYS TRUST CO AS EXEC/ADM C 000000000000000000                                             6,073
Barclays Trust Co DMC69       C 000000000000000000                                            32,400
Barclays Trust Co E99         C 000000000000000000                                            10,884
Barclays Trust Co R69         C 000000000000000000                                           187,636
BNP PARIBAS                                                                                  523,863
CHASE NOMINEES LTD                                                             16376       5,671,914
CHASE NOMINEES LTD                                                             20947      46,602,909
CHASE NOMINEES LTD                                                             28270       3,661,492
CHASE NOMINEES LTD                                                             28270         827,709
CIBC MELLON GLOBAL SECURITIES                                                                407,432
Clydesdale Nominees    HGB0125                                               3025101           5,600
Clydesdale Nominees    HGB0125                                              32349601           7,589
Clydesdale Nominees    HGB0125                                              32449201          21,638
Clydesdale Nominees    HGB0125                                              49699401           7,500
Clydesdale Nominees    HGB0125                                              52051801          11,719
Clydesdale Nominees    HGB0125                                              59396501           3,141
Clydesdale Nominees    HGB0125                                              59419801           1,237
Clydesdale Nominees    HGB0125                                              59441401          14,665
Clydesdale Nominees    HGB0125                                              59553401           4,769
Clydesdale Nominees    HGB0125                                              59571201           2,186
Clydesdale Nominees    HGB0125                                              59580101           3,859
Clydesdale Nominees    HGB0125                                              59710301           2,105
Clydesdale Nominees    HGB0125                                              59732401           7,045
Clydesdale Nominees    HGB0125                                              59737501           6,478
Clydesdale Nominees    HGB0125                                              59738301           8,192
Clydesdale Nominees    HGB0125                                              59744801           4,121
Clydesdale Nominees    HGB0125                                              60741901           3,000
Clydesdale Nominees    HGB0125                                              63919101           2,430
Clydesdale Nominees    HGB0125                                              63921301           1,725
Clydesdale Nominees    HGB0125                                              64544201           5,749
Clydesdale Nominees    HGB0125                                              65136101           2,307
Clydesdale Nominees    HGB0125                                              66860401           1,980
Clydesdale Nominees    HGB0125                                              67940101          30,974
Clydesdale Nominees    HGB0125                                              68640801           8,200
Clydesdale Nominees    HGB0125                                              69108801           2,795
Clydesdale Nominees    HGB0125                                              69238601           6,967
Clydesdale Nominees    HGB0125                                              69296301           9,300
Clydesdale Nominees    HGB0125                                              69326901           7,000
Clydesdale Nominees    HGB0125                                              69340401           3,000
Clydesdale Nominees    HGB0125                                              69390001           3,191
Clydesdale Nominees    HGB0125                                              69447801           4,635
Clydesdale Nominees    HGB0125                                              69451601           2,910
Clydesdale Nominees    HGB0125                                              69720501           2,000
Clydesdale Nominees    HGB0125                                              69721301           2,700
Clydesdale Nominees    HGB0125                                              69732901          18,754
Clydesdale Nominees    HGB0125                                              69738801           2,244
Clydesdale Nominees    HGB0125                                              69751501           3,048
Clydesdale Nominees    HGB0125                                              69766301          13,992
Clydesdale Nominees    HGB0125                                              69771001          58,410
Clydesdale Nominees    HGB0125                                              69772801          58,410
Clydesdale Nominees    HGB0125                                              69829501           3,700
Clydesdale Nominees    HGB0125                                              69830901          10,500
Clydesdale Nominees    HGB0125                                              70295001           2,234
Clydesdale Nominees    HGB0125                                              70314001           2,258
Clydesdale Nominees    HGB0125                                              70331001           2,075
Clydesdale Nominees    HGB0125                                              70335301           4,720
Clydesdale Nominees    HGB0125                                              70339601           2,814
Clydesdale Nominees    HGB0125                                              70387601           2,009
Clydesdale Nominees    HGB0125                                              70388401           2,890
Clydesdale Nominees    HGB0125                                              70391401           2,022
Clydesdale Nominees    HGB0125                                              80750701          12,509
Clydesdale Nominees    HGB0125                                              80766301           2,807
Clydesdale Nominees    HGB0125                                              83011801           3,214
Clydesdale Nominees    HGB0125                                              86680501           2,918
Clydesdale Nominees    HGB0125                                              88608301           2,633
Clydesdale Nominees    HGB0125                                              88736501           2,730
Clydesdale Nominees    HGB0125                                             100146401             500
Clydesdale Nominees    HGB0125                                             100246001           2,794
Clydesdale Nominees    HGB0125                                             120010601          11,665
Clydesdale Nominees    HGB0125                                             120142001          16,389
Clydesdale Nominees    HGB0125                                             300000001           3,114
Clydesdale Nominees    HGB0125                                             310007101           5,776
Clydesdale Nominees    HGB0125                                             310042001           3,430
Clydesdale Nominees    HGB0125                                             310092601           7,537
Clydesdale Nominees    HGB0125                                             310128001           3,807
Clydesdale Nominees    HGB0125                                             310186801           2,352
Clydesdale Nominees    HGB0125                                             310205801           2,264
Clydesdale Nominees    HGB0125                                             310231701           2,368
Clydesdale Nominees    HGB0125                                             310246501          21,750
Clydesdale Nominees    HGB0125                                             310254601           4,635
Clydesdale Nominees    HGB0125                                             310255401          20,741
Clydesdale Nominees    HGB0125                                             310266001           1,920
Clydesdale Nominees    HGB0125                                             310311901           3,172
Clydesdale Nominees    HGB0125                                             310589801           1,300
Clydesdale Nominees    HGB0125                                             310590101           1,523
Clydesdale Nominees    HGB0125                                             310594401           3,000
Clydesdale Nominees    HGB0125                                             700009301           3,208
Clydesdale Nominees    HGB0125                                             700066201           2,931
Clydesdale Nominees    HGB0125                                             700069701          18,860
Clydesdale Nominees    HGB0125                                             700083201           2,112
Clydesdale Nominees    HGB0125                                             700106501           2,575
Clydesdale Nominees    HGB0225                                              48401502           4,821
Clydesdale Nominees    HGB0225                                              59579802           4,273
Clydesdale Nominees    HGB0225                                              59727802          21,951
Clydesdale Nominees    HGB0225                                              67355102             966
Clydesdale Nominees    HGB0225                                              70160102           5,261
Clydesdale Nominees    HGB0225                                              70383302          11,884
Clydesdale Nominees    HGB0225                                              87093402           4,537
Clydesdale Nominees    HGB0225                                             120147102             453
Clydesdale Nominees    HGB0325                                              70309403           2,291
Clydesdale Nominees    HGB0325                                              87093403           2,137
Clydesdale Nominees    HGB0625                                             100376906           5,000
Gerrard Nominees Limited                                                      602133           1,250
Gerrard Nominees Limited                                                      603216           1,000
Gerrard Nominees Limited                                                      603856           1,250
Gerrard Nominees Limited                                                      608459             300
Gerrard Nominees Limited                                                      610720           1,000
Gerrard Nominees Limited                                                      611717           6,500
Gerrard Nominees Limited                                                      615411           1,000
Gerrard Nominees Limited                                                      620404             600
Gerrard Nominees Limited                                                      622124           1,500
Gerrard Nominees Limited                                                      629038             350
Gerrard Nominees Limited                                                      630871           1,000
Gerrard Nominees Limited                                                      631118          17,200
Gerrard Nominees Limited                                                      633484           1,200
Gerrard Nominees Limited                                                      635860           1,800
Gerrard Nominees Limited                                                      637739             600
Gerrard Nominees Limited                                                      639311           2,000
Gerrard Nominees Limited                                                      639353             900
Gerrard Nominees Limited                                                      640824           7,900
Gerrard Nominees Limited                                                      642367           6,300
Gerrard Nominees Limited                                                      642686             600
Gerrard Nominees Limited                                                      643975           4,500
Gerrard Nominees Limited                                                      647291           2,300
Gerrard Nominees Limited                                                      650668           4,000
Gerrard Nominees Limited                                                      652198          14,000
Gerrard Nominees Limited                                                      653035           3,300
Gerrard Nominees Limited                                                      654151           2,000
Gerrard Nominees Limited                                                      658574           2,500
Gerrard Nominees Limited                                                      658729           1,400
Gerrard Nominees Limited                                                      659442           1,750
Gerrard Nominees Limited                                                      659481             800
Gerrard Nominees Limited                                                      659792           1,370
Gerrard Nominees Limited                                                      660137           1,640
Gerrard Nominees Limited                                                      660302           3,500
Gerrard Nominees Limited                                                      660318          48,000
Gerrard Nominees Limited                                                      660430           1,040
Gerrard Nominees Limited                                                      660632           2,100
Gerrard Nominees Limited                                                      660758          16,500
Gerrard Nominees Limited                                                      660851          14,000
Gerrard Nominees Limited                                                      660968           9,630
Gerrard Nominees Limited                                                      768557           9,000
Gerrard Nominees Limited                                                      770101          21,590
Gerrard Nominees Limited                                                      774160           1,400
Gerrard Nominees Limited                                                      781271           7,000
Greig Middleton Nominees Limited (GM1)                                                     1,269,343
Greig Middleton Nominees Ltd (GM3)                                          126066DA           3,100
Greig Middleton Nominees Ltd (GM3)                                          220805DN         255,000
Greig Middleton Nominees Ltd (GM3)                                          523475DN         220,000
Investors Bank & Trust Co. (Ca                                                               194,600
INVESTORS BANK AND TRUST CO.                                                               1,930,809
INVESTORS BANK AND TRUST CO.                                                               2,591,250
INVESTORS BANK AND TRUST CO.                                                                 315,448
INVESTORS BANK AND TRUST CO.                                                                  41,025
INVESTORS BANK AND TRUST CO.                                                               8,442,078
INVESTORS BANK AND TRUST CO.                                                                 180,877
INVESTORS BANK AND TRUST CO.                                                               1,282,294
INVESTORS BANK AND TRUST CO.                                                              11,785,103
INVESTORS BANK AND TRUST CO.                                                                  80,642
INVESTORS BANK AND TRUST CO.                                                              58,477,741
INVESTORS BANK AND TRUST CO.                                                                 107,586
INVESTORS BANK AND TRUST CO.                                                               3,162,222
INVESTORS BANK AND TRUST CO.                                                               1,056,954
INVESTORS BANK AND TRUST CO.                                                                 695,618
INVESTORS BANK AND TRUST CO.                                                              20,093,707
INVESTORS BANK AND TRUST CO.                                                                 659,314
INVESTORS BANK AND TRUST CO.                                                                 105,376
INVESTORS BANK AND TRUST CO.                                                              28,075,070
INVESTORS BANK AND TRUST CO.                                                                 323,959
INVESTORS BANK AND TRUST CO.                                                               2,553,953
INVESTORS BANK AND TRUST CO.                                                                 656,180
INVESTORS BANK AND TRUST CO.                                                               3,504,592
JP MORGAN (BGI CUSTODY)                                                        16331       3,017,329
JP MORGAN (BGI CUSTODY)                                                        16338         674,823
JP MORGAN (BGI CUSTODY)                                                        16341       1,886,982
JP MORGAN (BGI CUSTODY)                                                        16341       6,346,971
JP MORGAN (BGI CUSTODY)                                                        16342       1,432,033
JP MORGAN (BGI CUSTODY)                                                        16344         629,104
JP MORGAN (BGI CUSTODY)                                                        16345       1,056,830
JP MORGAN (BGI CUSTODY)                                                        16400      87,182,694
JP MORGAN (BGI CUSTODY)                                                        17011         194,088
JP MORGAN (BGI CUSTODY)                                                        18408         529,567
JPMORGAN CHASE BANK                                                                          366,789
JPMorgan Chase Bank                                                                          582,596
JPMorgan Chase Bank                                                                           16,081
JPMorgan Chase Bank                                                                        1,636,523
JPMorgan Chase Bank                                                                        1,546,812
JPMorgan Chase Bank                                                                        6,228,235
JPMorgan Chase Bank                                                                          314,257
JPMorgan Chase Bank                                                                           64,258
JPMorgan Chase Bank                                                                           76,769
JPMorgan Chase Bank                                                                        1,230,115
JPMorgan Chase Bank                                                                        1,170,402
JPMorgan Chase Bank                                                                           93,207
JPMorgan Chase Bank                                                                          107,589
JPMORGAN CHASE BANK                                                                        1,048,704
JPMORGAN CHASE BANK                                                                        3,419,097
JPMorgan Chase Bank                                                                           86,885
JPMorgan Chase Bank                                                                          709,627
JPMorgan Chase Bank                                                                        1,482,653
JPMorgan Chase Bank                                                                        1,462,177
JPMorgan Chase Bank                                                                          694,682
JPMorgan Chase Bank                                                                           75,244
JPMorgan Chase Bank                                                                          116,412
Master Trust Bank                                                                             89,564
Mellon Trust - US CUSTODIAN /                                                                840,740
Mellon Trust - US CUSTODIAN /                                                                983,978
MELLON TRUST OF NEW ENGLAND                                                                  982,168
Mitsubishi Trust International                                                                56,941
Mitsui Asset                                                                                 181,556
Northern Trust                                                                               248,500
NORTHERN TRUST BANK - BGI SEPA                                                             1,151,175
NORTHERN TRUST BANK - BGI SEPA                                                             1,455,692
NORTHERN TRUST BANK - BGI SEPA                                                               293,592
R C Greig Nominees Limited                                                                 9,679,204
R C Greig Nominees Limited a/c AK1                                                         3,039,814
R C Greig Nominees Limited a/c BL1                                                           631,425
R C Greig Nominees Limited a/c BL1                                               RES             465
R C Greig Nominees Limited a/c CM1                                                           283,849
R C Greig Nominees Limited GP1                                                               884,790
R C Greig Nominees Limited SA1                                                               459,590
Reflex Nominees Limited                                                                        7,977
Reflex Nominees Limited                                                                        6,391
STATE STREET BANK & TRUST - WI                                                             1,063,936
STATE STREET BOSTON                                                                        5,899,721
STATE STREET TRUST OF CANADA -                                                               926,296
Sumitomo TB                                                                                   28,115
The Northern Trust Company - U                                                               664,171
Trust & Custody Services Bank                                                                  6,483
Trust & Custody Services Bank                                                                112,230
ZEBAN NOMINEES LIMITED                                                                     2,244,021

Total                                                                                    403,450,986






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  01 June 2006